SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 6*

						RLI CORP.
                     --------------------------------------
                                (Name of Issuer)

			Common Stock, Par Value $1.00 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

						749607107
                                   -----------
                                 (CUSIP Number)

                                  August 28, 2000
                     ---------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |X| Rule 13d-1(b)
                               |_| Rule 13d-1(c)
                               |_| Rule 13d-1(d)

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)




-------------------------------------------------------------------------------

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Oak Value Capital Management, Inc.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
		Not Applicable

    3    SEC USE ONLY


    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


         NUMBER OF             5    SOLE VOTING POWER
          SHARES
        BENEFICIALLY                0 shares
          OWNED BY
           EACH                6    SHARED VOTING POWER
         REPORTING
          PERSON                    867,120 shares
           WITH
                               7    SOLE DISPOSITIVE POWER

                                    0 shares

                               8    SHARED DISPOSITIVE POWER

                                    955,184 shares


    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         955,184 shares

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* []

		Not Applicable

   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10%

   12    TYPE OF REPORTING PERSON

         IA, CO
--------------------------










1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         George W. Brumley, III

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
		Not Applicable

    3    SEC USE ONLY


    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


         NUMBER OF             5    SOLE VOTING POWER
          SHARES
        BENEFICIALLY                0 shares
          OWNED BY
           EACH                6    SHARED VOTING POWER
         REPORTING
          PERSON                    0 867,120 shares
           WITH
                               7    SOLE DISPOSITIVE POWER

                                    0 shares

                               8    SHARED DISPOSITIVE POWER

                                    955,184 shares


    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         955,184 shares

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* []

		Not Applicable

   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10%

   12    TYPE OF REPORTING PERSON

         IN
--------------------------



1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David R. Carr, Jr.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
		Not Applicable

    3    SEC USE ONLY


    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


         NUMBER OF             5    SOLE VOTING POWER
          SHARES
        BENEFICIALLY                0 shares
          OWNED BY
           EACH                6    SHARED VOTING POWER
         REPORTING
          PERSON                    867,120 shares
           WITH
                               7    SOLE DISPOSITIVE POWER

                                    0 shares

                               8    SHARED DISPOSITIVE POWER

                                    955,184 shares


    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         955,184 shares

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* []

		Not Applicable

   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10%

   12    TYPE OF REPORTING PERSON

         IN
--------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


-------------------------------------------------------------------------------
Item 1.
         (a)      Name of Issuer:  RLI, Corp.

         (b)      Address of Issuer's Principal Executive Offices:

                  9025 North Lindbergh Drive
			Peoria, Illinois 61615

Item 2.
         (a)      Name of Person Filing:

                  Oak Value Capital Management, Inc.
			George W. Brumley, III
			David R. Carr, Jr.

         (b)      Address of Principal Business Office or, if none, Residence:

The address of the principal business office for each reporting person listed above is 3100 Tower Boulevard, Suite 700, Durham, North Carolina 27707

         (c)      Citizenship:

(1)	Oak Value Capital Management, Inc. is a North Carolina Corporation
(2)	United States
(3)	United States

         (d)      Title of Class of Securities:

                  Common Stock, Par Value $1.00 Per Share

         (e)      CUSIP Number:  749607107

Item 3.
          If this statement is filed pursuant to Rule 13d-1(b),or 13d-2(b), check whether the person filing is a:

         (a) |_| Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 78o).
         (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
         (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 80a-8).
(d) |_| Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8)
         (e) |X| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
         (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-(b(1)(ii)(F);
         (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
         (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance (12 U.S.C 1813);
         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


The persons filing this Schedule 13G are Oak Value Capital Management, Inc. ("OVCM"), an investment adviser registered with the SEC, George W. Brumley, III, Chairman, Chief Executive Officer, Treasurer, Director, Portfolio Manager and principal shareholder of OVCM, and David R. Carr, Jr., President, Chief Investment Officer, Director, Portfolio Manager and principal shareholder of OVCM. Mr. Brumley and Mr. Carr join in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on Schedule 13G.


Item 4.  Ownership.

(a) Amount Beneficially Owned: 955,184 shares may be beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 ("Exchange Act") by (1) OVCM by virtue of its investment discretion and in some cases voting power over client securities,which may be revoked; (2) George W. Brumley, III, as a result of his position with and stock ownership of OVCM, which could be deemed to confer upon him indirectly investment and/or voting power over the shares OVCM beneficially owns on behalf of its clients; and (3) David R. Carr, Jr., as a result of his position with and stock ownership of OVCM, which could be deemed to confer upon him indirectly investment and/or voting power over the shares OVCM beneficially owns on behalf of its clients. Pursuant to Rule 13d-4, each of OVCM, Mr. Brumley and Mr. Carr expressly disclaims beneficial ownership of any shares of common stock owned by OVCM on behalf of its clients.



         (b)   Percent of Class: 10%



         (c)   Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:

                       0 shares

                (ii)   shared power to vote or to direct the vote:

                       867,120 shares

               (iii)   sole power to dispose or to direct the disposition of:

                       0 shares

                (iv)   shared power to dispose or to direct the disposition of:

                       955,184 shares


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Oak Value Capital Management, Inc., Mr. Brumley and Mr. Carr expressly disclaim membership in a "group" as defined in Rule 13d-5(b)(1).

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.










SIGNATURE


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1 hereto.



Date:  August 28, 2000


Oak Value Capital Management, Inc.


                  /s/ Margaret C. Landis
                  -------------------------------------
                  Margaret C. Landis, Vice President, Director of Compliance


                  /s/ George W. Brumley, III
                  -------------------------------------
                  George W. Brumley, III


                  /s/  David R. Carr, Jr.
                  -------------------------------------
                  David R. Carr, Jr.









Exhibit 1

AGREEMENT

	Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of RLI Corp.

	This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

	EXECUTED this ____ day of August, 2000.


Oak Value Capital Management, Inc.



By:	_____________________________
	Margaret C. Landis
	Vice President and Director of Compliance



______________________________
George W. Brumley, III



______________________________
David R. Carr, Jr.










CUSIP No. 749607107	13G	Page 6 of 9